Exhibit 12.1

SITEL Worldwide Corporation

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended December 31,

(dollars in thousands)	2010	2009	2008	2007	2006

Fixed charges:

Interest expense	64,611	51,493	78,290	66,293	17,921
Capitalized expenses related to indebtedness	1,891	665	2,616	4,454	3,992
Estimate of interest within rental expense	24,764	28,466	32,072	30,910	13,048
Preference security dividend requirements	11,983	16,532	4,008	660	7,906

Total fixed charges (B)	103,249	97,156	116,986	102,317	42,867

(Loss) earnings before income taxes and non-controlling interest	(43,345)	(63,618)	(163,495)	(7,172)	18,941

Plus: Fixed charges	103,249	97,156	116,986	102,317	42,867
Less: Preference security dividend requirements	(11,983)	(16,532)	(4,008)	(660)	(7,906)

Earnings before income taxes, fixed charges and preference security dividend requirements (A)	47,921	17,006	(50,517)	94,485	53,902

Ratio of earnings to fixed charges (A/B)	0.5	0.2	(0.4)	0.9	1.3

Earnings deficiency to cover fixed charges	(55,328)	(80,150)	(167,503)	(7,832)